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tcdaniels@jonesday.com

December 2, 2013

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Nicholas Panos, Senior Special Counsel

Alexandra M. Ledbetter, Attorney-Advisor, Office of Mergers and Acquisitions

Re:	Hyster-Yale Materials Handling, Inc.

Registration Statement on Form S-4

Filed November 5, 2013

File No. 333-192098

Ladies and Gentlemen:

We are submitting, on behalf of Hyster-Yale Materials Handling, Inc., a Delaware corporation (the “Company” or “we,” “us” or “our”), this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 15, 2013 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-4, filed November 5, 2013 (No. 333-192098) (the “Registration Statement”).

The Company’s response is below. For the convenience of the Staff, the Company has repeated the Staff’s comment before the response.

General

Please provide us with an analysis as to the potential application of Exchange Act Rule 13e-3 given that this transaction appears to entail the purchase of shares of Class B common stock by one or more affiliates of Hyster-Yale, and any such purchases may have a reasonable likelihood of causing Hyster-Yale’s Class B common stock, which is registered pursuant to Exchange Act Section 12(g), to become eligible for termination of registration or suspension of reporting under the Exchange Act, if all 935,410 shares of Class B common stock are exchanged. In your response, please address the following considerations:

ALKHOBAR    •     AMSTERDAM    •     ATLANTA    •     BEIJING    •     BOSTON    •     BRUSSELS    •     CHICAGO    •     CLEVELAND    •     COLUMBUS    •     DALLAS

DUBAI    •     DÜSSELDORF    •     FRANKFURT    •     HONG KONG    •     HOUSTON    •     IRVINE    •     JEDDAH    •     LONDON    •     LOS ANGELES    •     MADRID

MEXICO CITY    •     MIAMI    •     MILAN    •     MOSCOW    •     MUNICH    •     NEW YORK    •     PARIS    •     PITTSBURGH    •     RIYADH    •     SAN DIEGO

SAN FRANCISCO    •     SÃO PAULO    •     SHANGHAI    •     SILICON VALLEY    •     SINGAPORE    •     SYDNEY    •     TAIPEI    •     TOKYO    •     WASHINGTON

United States Securities and Exchange Commission

December 2, 2013

•	Tell us whether this transaction constitutes a purchase of the Class B shares “for value,” within the meaning of Exchange Rule 13e-3(a)(2) and –(a)(3)(i)(A). In this regard, we note that the tax opinion of Jones Day assumes that the fair market value of the Class A common stock to be received in any exchange and the fair market value of the Class B common stock to be delivered in any exchange will be approximately equal in value, thereby implying an exchange for value.

•	Tell us whether any of the selling stockholders are affiliates of Hyster-Yale. See Exchange Act Rule 13e-3(a)(1). It appears that Alfred M. Rankin, Jr. is an affiliate insofar as he is Hyster-Yale’s Chairman and Chief Executive Officer.

•	Tell us whether this transaction could cause the Class B common stock to become eligible for termination of registration or suspension of reporting under the Exchange Act.

Response:

Pursuant to Rule 13e-3, a Rule 13e-3 transaction “is any transaction or series of transactions involving one or more transactions described in [Rule 13e-3(a)(3)(i)] which either has a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in [Rule 13e-3(a)(e)(ii)].” In order for the transactions contemplated pursuant to the Registration Statement to be considered a “Rule 13e-3 transaction,” the transactions must:

•	constitute purchases of the Class B common stock, par value $0.01 per share, of the Company (“Class B Common”) by the Company or an affiliate of the Company; and

•	have either a reasonable likelihood or purpose of causing, either directly or indirectly, the Class B Common to be held of record by fewer than 300 holders, resulting in the Class B Common becoming eligible for termination of registration under Rule 12g-4.

The transactions contemplated by the Registration Statement must satisfy both prongs of the two-part test described above in order to be a Rule 13e-3 transaction that is subject to the requirements of Rule 13e-3.

As described in the prospectus contained in the Registration Statement, the selling stockholders are offering to transfer shares of Class A common stock, par value $0.01 per share, of the Company (“Class A Common”) only to holders of Class B Common that are parties to a stockholders’ agreement, dated September 28, 2012 (the “Stockholders’ Agreement”), in exchange for Class B Common. The Stockholders’ Agreement has 116

United States Securities and Exchange Commission

December 2, 2013

signatories, including the selling stockholders – Alfred M. Rankin, Jr., an affiliate of the Company as that term is defined by Rule 12b-2, the Alfred M. Rankin, Jr. Trust, Rankin Associates I, L.P. and Rankin Associates IV, L.P. In addition, one signatory to the Stockholders’ Agreement is an IRA account that holds Class B Common for the benefit of Mr. Rankin that will not be participating in the transactions contemplated by the Registration Statement.

Pursuant to Rule 12g-4, Class B Common will become eligible for termination of registration if the Class B Common is held of record by fewer than 300 persons. According to the records maintained on behalf of the Company, the number of Class B Common holders of record, calculated in accordance with Rule 12g5-1, was 961 as of October 31, 2013. Based on a review of the records of security holders maintained on behalf of the Company as of October 31, 2013, these 961 record holders include 49 signatories to the Stockholders’ Agreement that would be eligible to exchange Class B Common for Class A Common under the Registration Statement. These 49 record holders in the aggregate own approximately 1.74 million shares of Class B Common. Because the selling stockholders have offered to exchange 935,410 shares of Class A Common for Class B Common, all of these signatories will not be able to exchange all of their Class B Common pursuant to the Registration Statement. In fact, based on records maintained on behalf of the Company as of October 31, 2013, a maximum of 43 record holders of Class B Common that are signatories to the Stockholders’ Agreement would be able to exchange all of their shares of Class B Common under the Registration Statement. Such maximum subscription among record holders would leave no fewer than 918 record holders based on records maintained on behalf of the Company as of October 31, 2013.

Finally, we have been informed by the selling stockholders that the transactions contemplated by the Registration Statement are designed to provide liquidity to the holders of Class B Common. We have also been informed by the selling stockholders that they are not currently contemplating any other transaction with respect to Class B Common.

Therefore, the transactions contemplated by the Registration Statement do not have a reasonable likelihood or purpose of causing, directly or indirectly, the Class B Common to be held of record by fewer than 300 holders. As a result, the Class B Common will not be eligible for termination of registration under Rule 12g-4 as a result of the transactions contemplated by the Registration Statement. Because the transactions do not satisfy the second prong of the two-prong test described above, it is not a “Rule 13e-3 transaction” that is subject to the requirements of Rule 13e-3.

United States Securities and Exchange Commission

December 2, 2013

If you have any questions regarding these matters, please contact me at your convenience at (216) 586-7017.

Very truly yours,

/s/ Thomas C. Daniels
Thomas C. Daniels

cc:	Charles A. Bittenbender, Esq.

Suzanne Schulze Taylor, Esq.